UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

December 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC
Cancellation of Treasury Shares

Unilever PLC ("Unilever") announces the cancellation of 51,625,153 ordinary shares held in treasury in accordance with the provisions of section 729 of the Companies Act 2006.

In accordance with Listing Rule 9.8.2 R, Unilever discloses the following information:

Date of cancellation	10 December 2025
Number of ordinary shares held in treasury cancelled:	51,625,153
Total number of shares held in treasury following the cancellation:	0
Total number of ordinary shares in issue following the cancellation:	2,181,005,247

Of the 2,181,005,247 ordinary shares in issue following the cancellation, no shares remain held as treasury shares and 314,912 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 10 December 2025, there were 2,180,690,335 shares with voting rights.

The figure of 2,180,690,335 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

For further information, please contact:
Investor Relations: Investor.Relations@unilever.com
Unilever Press Office: Press-Office.London@unilever.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

 Date 11 December 2025
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